October 17, 2007

Mr. H. Christopher Owings
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seawright Holdings, Inc. Registration Statement on Form SB-2 Filed September 4, 2007 File No. 333-145864 (the “Registration Statement”)

Mr. Owings:

Thank you for your detailed comments on the Registration Statement of Seawright Holdings, Inc. (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company.

In making this submission we intended to respond fully to your comments. If there is any other information that you require, we will be pleased to provide it.

Selling Security Holders, page 19

1.
Please expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling securityholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. We note, for example, that you do not disclose the natural persons for Dutchess Private Equities Fund, L.P., Griffdom Enterprises, K&C Investments, RBS Dain Rauscher, IFS Holdings, Inc. and A Boardman Co LLC.

The disclosure has been revised as requested. However, please note that Griffdom Enterprises has removed their securities from this offering. Please also note that RBC Dain Rauscher is a brokerage firm acting solely as a trustee for certain 401(k) accounts and therefore beneficial ownership of the securities held by such 401(k) accounts is retained by the principal of the respective account.

Mr. H. Christopher Owings
October 17, 2007

2.	Please revise to include a column that shows the percentage of the class to be owned by each selling security holder after the offering is complete. See Item 507 of Regulation S-B.

The disclosure has been revised as requested.

Undertakings, page II-8

3.     Please include the undertaking required by Item 512(g)(2) of Regulation S-B.

The disclosure has been revised as requested.

Exhibit 5 - Opinion of Counsel

4.
The legal opinion provided to you by counsel expresses its opinion only as to “the General Corporation Law of the State of Delaware.” Please have counsel confirm to us or revise the legality opinion to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

We confirm that we concur with the Staff’s understanding that the reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

5.
We note the legality opinion states that “This opinion speaks only as of its date.” This implies that the opinion is valid only as of September 4, 2007, the date you filed your registration statement. The legality opinion must speak as of the effective date of the registration statement. Please revise to eliminate the quoted language, or file the legality opinion as part of an amendment on the date you request effectiveness of the registration statement.

The legal opinion has been revised as requested.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification. Please feel free to contact either me or my colleague, Mark Fiekers, at any time if we may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-8677 and you can reach Mark at 202-248-5595.

Sincerely, /s/ Charles A. Sweet Charles A. Sweet

cc:	Peggy Kim Anita Karu Joel Sens Mark Fiekers